June 27, 2014

Mr. Steven Sugarman, President & CEO

Mr. Chad Brownstein, Lead Director

Banc of California, Inc.

18500 Von Karman Avenue

Suite 1100

Irvine, CA 92612

Dear Mr. Sugarman and Mr. Brownstein:

Banc of California’s recent allegation that PL Capital and Basswood Partners are acting in concert with regard to Banc of California (the Company), or any other company, has no basis in fact and is laughable. Neither John Palmer nor I have ever met representatives of Basswood or had any discussions with them regarding any of PL Capital’s investments, let alone Banc of California. This is nothing other than an obvious attempt to change the conversation away from all of the concerns and issues facing the Company, many of which I raised in my letter to both of you dated June 6, 2014.

If this is how both of you, and the board, believe that shareholders who have legitimate concerns about the Company should be treated, there is a serious breakdown in the corporate governance system and culture at Banc of California. It is also a waste of shareholders’ capital, including the capital just raised at a very expensive cost to existing shareholders.

The future actions PL Capital takes with regard to Banc of California are dependent upon how both of you, and the board, address the following areas (certain details of which are spelled out in my letter dated June 6, 2014):

(1)	Corporate governance

(2)	Compensation and benefits

(3)	Financial performance—hitting the Company’s goals

(4)	Improved disclosures

(5)	Wasting shareholders’ capital on lawsuits

The attached article from Barron’s accurately frames these issues. I urge all of the directors to read it.

I await a response to my letter dated June 6, 2014. Please feel free to call me at any time. Please provide a copy of this correspondence to the entire board of directors.

Sincerely,

Richard Lashley, Principal

BARRON'S June 23, 2014

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Rosetta Stone (RST)

Nierenberg Investment Management disclosed that it owns 1,689,887 shares (8%) but hasn't made any transactions in the past 60 days. It did, however, change its filing status to "active" because it has been in frequent contact with Rosetta Stone and is now advocating actions it believes will help tighten the company's strategic focus and improve its free cash flow. In its filing, Nierenberg declared that its discussions have "evolved from general to specific," and that Rosetta Stone has made several moves that Nierenberg supports.

Original Filings

Furiex Pharmaceutical (FURX)

D.E. Shaw & Co. said that it owns 747,357 shares (6.9%) after it purchased 407,665 from April 15 to May 8 at prices from $74.07 to $104.71 each. Shaw also sold 339,707 from April 15 to May 8 for $74.51 to $104.50 apiece, including options transactions. The investor said that it purchased the shares "for purposes of participating in the merger," in which **Forest Laboratories** (FRX) will buy Furiex for $95 per share, or for as much as $125 per share, pending certain FDA approvals.

LoJack (LOJN)

AOF Management owns 956,306 shares (5.2%) after it bought 182,191 from April 11 to June 9 at $4.39 to $5.51 each. AOF said that LoJack's shares are undervalued but did not disclose plans or proposals.

Increases in Holdings

Mutualfirst Financial (MFSF)

Discovery Equity Partners upped its stake to 666,723 shares (9.4%) after buying 72,600 from April 28 to June 11 for $18.72 to $18.85 each.

Decreases in Holdings

Basic Energy Services (BAS)

DLJ Merchant Banking decreased its holdings to 5,831,903 shares (13.5%) after it sold 5,545,898 on June 12 in a secondary offering at $25.50 a share. Basic Energy received no proceeds from the offering.

Carnival (CCL)

Chairman **Micky Meir Arison** decreased his holdings to 138,639,319 shares (23.4%) by selling 7,175,700 from May 23 to June 11 for $40.03 to $40.46 each. He made the sale via two 10b5-1 plans that are allotted to sell a combined 11,250,000 shares.

"Once nap-time is lost, you can never get it back."

The Activist Spotlight

Banc of California (BANC)

Business: retail banking products and services in the U.S.

Investor's Avg Cost: $10.53/share

Stock-Market Value: $225 million ($10.97/share)

What's Happening: PL Capital sent a detailed letter to the board regarding significant concerns and questions it has about the bank's corporate governance, operating performance, financial projections, and compensation plans.

Key Numbers:

35: Number of 13D filings PL Capital has made in banking and financial companies.

43.7%: the average return on those 35 filings (versus 29.4% for the S&P500 over the same time periods).

Behind the Scenes: PL Capital is first a banking-industry investment firm, and second an activist investor. Its principals have extensive accounting, auditing, and corporate finance experience in the banking industry, and it has an outstanding track record as an activist in the industry.

As PL Capital set forth in its letter, Banc of California is a company with horrible corporate governance practices and egregious compensation policies. The detail that the letter goes into not only shows the board how knowledgeable PL Capital is about the banking industry; it also educates other shareholders, and reveals to them the severity of the situation.

The most pressing issue is corporate governance: The board needs to change the culture and stop rubber-stamping compensation plans. The second issue is operating performance. CEO Steven A. Sugarman is a skilled deal maker and was hired to get the company to $5 billion in assets, which he accomplished. Now, it is an operating story. Sugarman is up for re-election in 2016, so he has a year and a half to prove himself as an operator. —KENNETH SQUIRE

The 13D Activist Fund, a mutual fund run by an affiliate of the author and not connected to *Barron's*, has no position in the securities mentioned here. In addition, the author publishes and sells 13D research reports, whose buyers may include representatives of participants in, and targets of, shareholder activism.